Exhibit 99.4

press release

Research: TotalEnergies and the Technical University of Denmark Create a Center of Excellence in Decarbonized Energies

Paris, September 13, 2022 – During his trip to Denmark, Patrick Pouyanné signed an agreement with the President of the Technical University of Denmark (DTU) concerning the creation of the DTU-TotalEnergies Excellence Center of Clean Energy. This advanced research center will focus on developing reliable, profitable, low-emission energy solutions that will reduce the intermittence of renewables and accelerate the decarbonization of industrial facilities.

Located at the Risø campus, to the west of Copenhagen, the new center will be housed on the premises of the DTU, which is recognized in particular for its advanced research into offshore wind energy. This will pave the way for synergies with TotalEnergies, which has already established a global portfolio of offshore wind farms with total capacity of over 11 GW (3/4 fixed and 1/4 floating).

The DTU-TotalEnergies Excellence Center of Clean Energy will have three main missions:

•	Construction of a next-generation hybrid electric platform

This pilot scheme at the Risø power plant will test different systems for optimizing the production of wind energy with battery storage systems and the production of green hydrogen. The scientific data from the pilot scheme will then be used for research programs.

•	Multi-energy training for employees

Training is an essential driver for TotalEnergies’ successful transformation into a multi-energy company. The DTU will provide training for employees, with online masterclasses and specially designed courses on electricity and clean energy.

•	Research partnerships

TotalEnergies' researchers and engineers will work with the DTU's teaching staff, researchers and students on research programs for the joint development of technological solutions, with a focus on next-generation wind technologies and floating wind farms.

"Denmark is among the most ambitious and committed countries for clean energy. We established our conventional offshore technical center here after acquiring Maersk Oil in 2018. This new research center will contribute to TotalEnergies’ transformation into a multi-energy company. We are pleased to be able to count on the DTU's internationally recognized expertise in renewables, especially floating offshore wind, to improve our performance, test tomorrow's technologies and train our employees," said Patrick Pouyanné, Chairman and Chief Executive Officer, TotalEnergies.

"We are delighted to begin this joint work with TotalEnergies, because we want to establish ourselves as a trusted partner for all companies looking to increase the share of sustainable energy in the energy system. Our partnership will be based on scientific excellence and the essential new technologies in the transition to climate-neutral energy production, and I hope that it will provide a platform for closer cooperation and future research into sustainable energy between the DTU and TotalEnergies," said DTU President Anders Bjarklev.

The joint research center reflects the open innovation approach taken by TotalEnergies, which is leveraging its talent, research infrastructure, pilot sites and an international network of research centers, start-ups and prominent academic partners. Our R&D, working hand in hand with our industrial hub and businesses, is at the forefront of the Company's transformation, dedicating 60% of its budget to the development of new energies and sustainability.

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TotalEnergies in Denmark

TotalEnergies is Denmark’s leading oil and gas company, employing a diverse and international workforce of around 1,200 people. We are responsible for 85% of the oil and 97% of the national gas produced and are developing one of the leading carbon storage projects, which is expected to save millions of tons of CO2 in depleted oil and gas reservoirs in the Danish North Sea. TotalEnergies’ operations date back more than half a century, representing an important contribution to Denmark’s economy, energy supply and employment. In addition to its oil and gas activities, TotalEnergies is working on establishing new business activities in offshore wind, solar energy and other renewable energy sources.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity was more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

TotalEnergies Research and Innovation

TotalEnergies deploys its Research and Innovation in the fields of solar and wind energy, storage solutions and hybrid energy systems, distributed energy networks, biofuels, biogas, hydrogen, low-carbon products for alternative mobility, and carbon capture, storage and utilization technologies. TotalEnergies Research and Innovation’s 4,300 employees based in 18 research centers around the world work hand in hand with researchers, students and entrepreneurs who are committed to supporting the energy transition.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).